Exhibit 12.1

KODIAK OIL & GAS  CORP.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

						Nine Months
	Year ended December 31,					Ended September 30,
	2005	2006	2007	2008	2009	2010(2)

Net Annual Income / (Loss)	$(2,005,091)	$(2,786,040)	$(38,185,890)	$(56,498,064)	$(2,563,298)	$1,962,551
Add fixed charges	$3,463	$5,621	$13,077	$14,909	$10,566	$87,349

Earnings as defined	$(2,001,628)	$(2,780,419)	$(38,172,813)	$(56,483,155)	$(2,552,732)	$2,049,900

Estimated interest component of rent	$3,463	$5,621	$13,077	$14,909	$10,566	$8,297
Interest on outstanding loans	$—	$—	$—	$—	$—	$79,052
Total Fixed charges	$3,463	$5,621	$13,077	$14,909	$10,566	$87,349

Ratio of Earnings to Fixed charges	—	—	—	—	—	23.47

Estimated interest within rental expense:
Total rent expense	$48,164	$62,738	$144,298	$243,791	$248,621	$195,400
Instrument,“Bank prime loan” rate Frequency,“Annual”;(1)	6.19%	7.96%	8.06%	5.12%	3.25%	3.25%
+ 1% premium, small cap company	1.00%	1.00%	1.00%	1.00%	1.00%	1.00%
TOTAL	7.19%	8.96%	9.06%	6.12%	4.25%	4.25%

Calculated interest within rental expense	$3,463	$5,621	$13,077	$14,909	$10,566	$8,297

Fixed Charges Coverage	$(2,005,091)	$(2,786,040)	$(38,185,890)	$(56,498,064)	$(2,563,298)	$2,041,603

The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. For this purpose, “earnings” include income before income taxes and fixed charges. “Fixed charges” include interest, whether expensed or capitalized. Earnings for the years ended December 31, 2005, 2006, 2007, 2008 and 2009 were insufficient to cover fixed charges by $1,960,390, $2,728,923, $38,054,651, $56,269,120 and $2,325,243, respectively.

(1)   Description,“Average majority prime rate charged by banks on short-term loans to business, quoted on an investment basis”

Note,“Weekly figures are averages of 7 calendar days ending on Wednesday of the current week; monthly figures include each calendar day in the month.”

Note,“Annualized using a 360-day year or bank interest.”

Note,“Rate posted by a majority of top 25 (by assets in domestic offices) insured U.S.-chartered commercial banks. Prime is one of several base rates used by banks to price short-term business loans.”

(2)   Ratio annualized for consistent calculation purposes